 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Goldberg, Glenn S. (Last) (First) (Middle) 1221 Avenue of the Americas (Street) New York, NY 10020-1095 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The McGraw-Hill Companies MHP 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) February 28, 2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Assistant to CEO; SVP, Corporate Affairs
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	02/28/2003	A (1) |	1,113.0000 | A | (3)		D
Common Stock	02/28/2003	F (2) |	1,230.0000 | D | (3)	11,449.0000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Goldberg, Glenn S. - February 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Options (Right to Buy)	$35.5313				02/02/1999 (4) | 02/01/2008	Common Stock - 3,600.0000		3,600.0000	D
Options (Right to Buy)	$40.5313				07/01/1999 | 06/30/2008	Common Stock - 3,400.0000		3,400.0000	D
Options (Right to Buy)	$51.6250				01/04/2000 (4) | 01/03/2009	Common Stock - 16,000.0000		16,000.0000	D
Options (Right to Buy)	$59.2813				01/03/2001 (4) | 01/02/2010	Common Stock - 18,000.0000		18,000.0000	D
Options (Right to Buy)	$59.1300				04/02/2002 (4) | 04/01/2011	Common Stock - 19,000.0000		19,000.0000	D
Options (Right to Buy)	$67.7700				04/01/2003 (4) | 03/31/2012	Common Stock - 20,000.0000		20,000.0000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Glenn S. Goldberg ________________________________ 02-28-2003 ** Signature of Reporting Person Date Page 2 SEC 1474 (3-99)

Goldberg, Glenn S. - February 2003
Form 4 (continued)
FOOTNOTE Descriptions for The McGraw-Hill Companies MHP

Form 4 - February 2003

Glenn S. Goldberg
1221 Avenue of the Americas

New York, NY 10020-1095
Explanation of responses:

(1)   Award of stock pursuant to The McGraw-Hill Companies' 1993 Employee Stock Incentive Plan in transaction exempt under and complying with Rule 16b-3.
(2)   Withholding of shares of Common Stock under the McGraw-Hill Companies' 1993 Employee Stock Incentive Plan to satisfy withholding obligation in transaction exempt under and complying with Rule 16b-3.
(3)   Price was determined based on the mean of the high and low trading prices on February 4, 2003, the valuation date.
(4)   The option becomes exercisable 50% on the first anniversary of the grant and 50% on the second anniversary of the grant.

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